U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                             SEC File Number 0-25226
                             CUSIP Number 291087203


(Check One)
[X]   Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
[ ]   Form 10-Q and Form 10-QSB     [ ] Form N-SAR
                        For Period Ended: March 31, 2002

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR
              For the Transition Period Ended: ____________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  notification relates to a  portion of the filing checked above, identify the Item(s) to which the notification relates:
                                       N/A
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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant                                     Emerson Radio Corp.

Former Name if Applicable                                   N/A

Address of Principal Executive Office (Street and Number)   Nine Entin Road
                                                            Parsippany, NJ 07054

                        PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]      (a)  The  reasons  described  in  reasonable  detail  in  Part  III  of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The  subject annual report, semi-annual report, transition  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion  thereof,  will be filed  on  or  before  the  15th  calendar  day  following  the
              prescribed  due  date;  or  the   subject   quarterly   report  of
              transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)  The  accountant's  statement or  other  exhibit required  by  Rule
              12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

         Emerson Radio Corp. (the "Company") is unable to file its annual report on Form 10-K for the fiscal year ended March 31, 2002 within the time period prescribed for such report without unreasonable effort or expense. As previously announced, on June 28, 2002, the Company completed the negotiation of and entered into a $40 million revolving credit and term loan facility under a syndication arrangement with several U.S. financial institutions. In light of the foregoing, however, the Company was diverted from finalizing its Form 10-K and was unable to incorporate the terms and effects of this credit facility into the Company's 10-K and its consolidated financial statements for the fiscal year ended March 31, 2002 within the time period prescribed for such report. The Company anticipates filing its Form 10-K within the timeframe granted for filing by Rule 12b-25(b).


                           PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

      Geoffrey P. Jurick, Chairman, Chief Executive Officer and President
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                                (Name and Title)

                                 (973) 884-5800
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                         (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                    [X] Yes   [ ] No

         (3)  Is  it  anticipated  that any  significant  change in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [ ] Yes   [X] No

         If  so,   attach  an   explanation  of  the  anticipated  change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               Emerson Radio Corp.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                            EMERSON RADIO CORP.


Date:  July 1, 2002                    By: /s/Geoffrey P. Jurick
                                          --------------------------------------
                                       Name:  Geoffrey P. Jurick
                                       Title:  Chairman, Chief Executive Officer
                                               and President

         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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